[Simpson Thacher & Bartlett LLP Letterhead]

September 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Todd K. Schiffman, Assistant Director

Re:	People’s United Financial, Inc.
Registration Statement on Form S-4
Filed August 11, 2010
File No. 333-168766

Ladies and Gentlemen:

On behalf of People’s United Financial, Inc. (“People’s United”), we hereby submit for your review Amendment No. 1 to the above-referenced Registration Statement of People’s United (“Amendment No. 1”), originally filed with the Commission on August 11, 2010, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement as originally filed, as well as four unmarked copies of Amendment No. 1.

Set forth below are the responses of People’s United, and where applicable those of Smithtown Bancorp, Inc. (“Smithtown”), to the comments contained in the letter of the Staff of the Commission to People’s United, dated September 7, 2010. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Securities and Exchange Commission

Attention: Todd K. Schiffman, Assistant Director

Form S-4 filed August 11, 2010

Proxy Statement/Prospectus cover page

1.	Please revise to disclose the amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

The Registration Statement has been revised to reflect the Staff’s comment. Please see the cover page of the proxy statement/prospectus contained in Amendment No. 1.

Summary

What Smithtown Bancorp Stockholders Will Receive…, page 1

2.	Please consider providing prior to the special meeting and through the closing of the merger a toll-free number, website address or other medium trough which Smithtown Bancorp shareholders can obtain up-to-date information concerning the implied value of the merger consideration, including cash and fractional share values.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 2 and 63 of Amendment No. 1.

Opinion of Smithtown Bancorp’s Financial Advisor

General

3.	We note that Smithtown Bancorp disclosed financial projections to Sandler O’Neill. Please revise your proxy statement/prospectus to disclose the financial projections.

The Registration Statement has been revised to reflect the Staff’s comment. Please see the new disclosure beginning on page 43 of Amendment No. 1.

Sandler O’Neill’s Compensation and Other Relationships …, page 46

4.	Please revise to disclose the information required by Item 1015(b)(4) of Regulation M-A. See Item 4(b) of Form S-4.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 47 of Amendment No. 1.

Securities and Exchange Commission

Attention: Todd K. Schiffman, Assistant Director

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 52

5.	Please revise the first sentence on page 53 so as to not assume a legal conclusion underlying the tax opinion to be provided.

As discussed with the Staff, we have revised the tax disclosure to address the Staff’s comment. Please see “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger Generally” beginning on page 54 of Amendment No. 1.

Litigation Relating to the Merger, page 58

6.	Please provide the staff with copies of the complaints referred to in this section as well as any others that have been filed since the initial filing of the registration statement.

Copies of the complaints referenced in the section “Litigation Relating to the Merger” of Amendment No. 1 have been furnished supplementally under separate cover.

Where You Can Find More Information, page 197

7.	We note that you incorporate by reference additional documents that you may file with the Securities & Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, “between the date of this proxy statement/prospectus and the date of the Smithtown Bancorp special meeting.” Please revise to clarify that you are incorporating by reference all filings filed pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.” Alternatively, confirm that you will file a pre-effective amendment prior to effectiveness that will specifically incorporate reports filed during the waiting period. Refer to Securities Act Forms Compliance & Disclosure Interpretation 123.05 as guidance.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 200 of Amendment No. 1.

8.	We note that you incorporate by reference the Form 10-Q for the quarter ended June 30, 2009. Please revise to incorporate by reference the Form 10-Q for the quarter ended June 30, 2010.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 199 of Amendment No. 1.

Securities and Exchange Commission

Attention: Todd K. Schiffman, Assistant Director

Item 21. Exhibits and Financial Statement Schedules

9.	Please file all exhibits with your next pre-effective amendment, or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

In response to the Staff’s request, we have filed all exhibits with the Amendment No. 1 that were either not included with the initial filing of the Registration Statement or updated since the initial filing of the Registration Statement.

*        *        *         *        *        *

Please note that People’s United has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Lee Meyerson
Lee Meyerson

Matt McNair

Securities and Exchange Commission

Robert E. Trautmann, Esq.

People’s United Financial, Inc.

Patricia C. Delaney, Esq.

Smithtown Bancorp, Inc.

Mark J. Menting, Esq.

Sullivan & Cromwell LLP